UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 23, 2024
UBS AG

(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS AG produces regular annual and quarterly reports, which are submitted to the SEC under
Forms

20-F

and

6-K,

respectively.

UBS

AG’s

consolidated

financial

statements

are

prepared

in
accordance with IFRS Accounting Standards. SEC regulations require certain additional disclosures to be

included

in

registration

statements

relating

to

offerings

of

securities.

Certain

of

these

additional
disclosures follow herein,

and should

be read

in conjunction with

the annual

report on

Form 20-F

for
the year ended 31 December 2023 of UBS AG, filed with the SEC on March 28, 2024, as well as UBS
AG's first

quarter 2024

report, submitted

to

the

SEC on

Form

6-K on

May

7,

2024, and

UBS AG’s
second quarter 2024 report, submitted to the SEC on Form 6-K on August

23, 2024.

Capitalization of UBS AG
The table

below presents

the consolidated

capitalization

of UBS

AG in

accordance

with IFRS

Accounting
Standards in US dollars, the presentation currency

of UBS AG.
As of
USD m 30.6.24
1
31.3.24
Debt:
Short-term debt issued
2

93,029

75,966
Long-term debt issued
3

244,477

141,562
of which: eligible as non-Basel III-compliant tier 2 capital instruments

536

537
Total debt issued

4

337,506

217,527
of which: Funding from UBS Group AG

116,581

70,788
Equity attributable to shareholders

93,392

55,046
Equity attributable to non-controlling interests

855

317
Total capitalization

431,753

272,890
1 Refer to “Note 2

Accounting for the merger of

UBS AG and Credit

Suisse AG” in the

UBS AG second quarter

2024 report for more

information about the merger

of UBS AG and

Credit
Suisse AG.

2 Short-term debt issued consists of debt issued (reflected on the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS
AG and its

subsidiaries and Funding

from UBS Group

AG (measured at

amortized cost and

designated at fair

value) with a

remaining contractual

maturity of less

than one year

without
considering any early redemption features.

3 Long-term debt issued consists of debt issued

(reflected on the balance sheet lines Debt issued

measured at amortized cost and Debt issued
designated at fair value) by UBS AG and its subsidiaries and Funding from UBS Group AG (measured at amortized cost and designated at fair value) with a remaining contractual maturity of more than one year without considering any early redemption features.

4 As of 30 June 2024, 89% of the total debt issued was unsecured.

This Form

6-K is

hereby incorporated

by reference

into (1)

the registration

statement of

UBS AG

on
Form F-3

(Registration Numbers

333-263376 and 333-278934),

and into

each prospectus outstanding
under

the foregoing

registration statement,

(2) any

outstanding offering

circular or

similar document
issued or

authorized by

UBS AG

that incorporates

by reference

any Forms

6-K of

UBS AG

that are
incorporated into its

registration statements

filed with the

SEC, and (3)

the base prospectus

of Corporate
Asset

Backed Corporation

(“CABCO”) dated

June 23,

2004 (Registration

Number 333-111572),

the
Form 8-K of CABCO filed

and dated June 23, 2004

(SEC File Number 001-13444),

and the Prospectus
Supplements

relating

to

the

CABCO Series

2004-101

Trust

dated

May

10,

2004

and

May

17,

2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

August 23, 2024